The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

● Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2007. Revenue up by 3.0% over 4Q06 to $395.3 million and up by 1.0% from $391.4 million in 3Q07. Gross margins were 8.9% in 4Q07 compared to 10.8% in 3Q07 primarily due to the continual price decline in the DRAM market. Net loss of $21.2 million in 4Q07, compared to a net loss of $25.6 million in 3Q07, mainly from the DRAM business. Fully diluted EPS was ($0.0570) per ADS.

● Set out below is a copy of the full text of the press release made by the Company on January 29, 2008 in relation to its results for the three months ended December 31, 2007.

● This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on January 29, 2008.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – January 29, 2008. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2007.

2007 Highlights:

•	Revenue up by 5.8% over 2006 to $1,549.8 million despite unprecedented difficult condition in the DRAM market.

•	Gross profit up by 20% to $152.7 million from 2006 due to solid growth in the non-DRAM business.

•	Gross margin were 9.9% in 2007 compared to 8.7% in 2006.

•	Net loss of $40.0 million in 2007,compared to a net loss of $44.1 million in 2006.

Fourth Quarter 2007 Highlights:

•	Revenue up by 3.0% over 4Q06 to $395.3 million and up by 1.0% from $391.4 million in 3Q07.

•	Gross margins were 8.9% in 4Q07 compared to 10.8% in 3Q07 primarily due to the continual price decline in the DRAM market.

•	Net loss of $21.2 million in 4Q07, compared to a net loss of $25.6 million in 3Q07, mainly from the DRAM business.

•	Fully diluted EPS was ($0.0570) per ADS.

Over a conference call, Dr. Richard Chang, Chief Executive Officer of SMIC, spoke with analysts about the quarterly results. “SMIC has continued to grow its revenue in the fourth quarter of 2007 on a year-on-year and a quarter-on-quarter basis,” he said. “Operationally, our capacity at the end of the fourth quarter of 2007 has increased to 185,250 8-inch-equivalent wafers per month, with a high utilization rate of 94%. For 2007, our wafer shipments and sales increased by 14.6% and 5.8%, respectively, over 2006.

“As part of our plan to mitigate the continuing DRAM pricing erosion, we reduced our DRAM foundry services in the fourth quarter. We have successfully reduced our DRAM shipments by about 22% since 1Q07, excluding a single large shipment in 4Q07 to clear inventory of discontinued DRAM product lines. Confronted with a more difficult DRAM market in 4Q07 than in the previous quarter, we still managed to reduce our net loss in the fourth quarter. We expect DRAM revenue as a portion of total revenue to decrease to below 20% in the first quarter of 2008, with further reduction throughout the remainder of the year.

“SMIC experienced solid growth in its non-DRAM business. Revenue from non-DRAM business increased by 13.5% to $1,121 million in 2007, compared to $988 million in 2006. Gross profit from non-DRAM business saw a 104% year-on-year increase in 2007. As more of our logic customers migrated to more advanced technology process nodes, our logic sales from 0.13 micron and 90-nanometer technology nodes also significantly increased by 42% over 2006.

“As the overall semiconductor market continues to expand rapidly in China, SMIC has captured this significant growth trend, demonstrated by a 56% growth in our China sales in 2007. We are pleased to see continuous progress from our customers in China and remain committed to further growth and expansion within the China market.

“In 2007, we saw strong foundry demand for handset ICs, power management ICs, WLAN, and consumer applications such as STB, DTV and MP3/MPEG4, indicative of demand in the industry at large. We also enjoyed the addition of 77 new customers worldwide in 2007, a large number of which are PRC-based, representing a 23.3% increase in our customer base.

“To complement our ongoing in-house research and development, and to strengthen our capabilities in serving customers, we are pleased to announce that we have entered into a licensing agreement with IBM, in which IBM will license its 45-nanometer bulk CMOS technology to SMIC. This agreement will allow SMIC to accelerate its technology advancement in logic process technology and help provide optimal solutions for customers at the 12-inch facilities. With the roadmap extended to 45 nm technologies, we observed the trend of more customers seeking our foundry services in the 90 nm and 65 nm technology nodes as well.

“Our capital expenditure in the fourth quarter increased to $260 million, due in part to investment in the 45-nanometer technology project. We expect our CAPEX to be around $700 million in 2008 as we continue to invest in the development of advanced technology nodes and continue the planned conversion of DRAM capacity to logic in our Beijing fabrication facility.

“In terms of operations, we are pleased to announce that SMIC plans to start a new IC production project in Shenzhen. In connection with this project, SMIC will register an independent legal entity, the Semiconductor Manufacturing International (Shenzhen) Corporation Ltd., which will set up an IC technology research and development center, an 8-inch wafer production line and a 12-inch fab. The 12-inch fab will introduce advanced process technology licensed from IBM pursuant to the licensing agreement. With the support of the Shenzhen municipal government in financing, incentive policies and ways of operations, we expect this project to break ground in the first half of 2008.

“We believe that as we continue to execute our business plans and reach technological milestones, we are laying a solid foundation for long-term growth and development and serving the interests of our shareholders.”

Conference Call / Webcast Announcement

Date: January 30, 2008
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2007 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200 mm wafer fabs in its Shanghai mega-fab, two 300 mm wafer fabs in its Beijing mega-fab, a 200 mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200 mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300 mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.  For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation for first quarter 2008 revenue, our expectation that DRAM revenue as a percentage of overall revenue will decrease in 2008, expected timing for beginning commercial production for our 65nm technology, SMIC’s ability to grow and improve profitability in 2008, and statements under “Capex Summary” and “First Quarter 2008 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2007, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, SMIC filed on September 12, 2006 a cross-complaint against TSMC, seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. It has not yet issued a ruling.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and attempted to file additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. Upon the Company’s motion, the California Court struck TSMC’s new claims as procedurally improper, but granted TSMC leave to replead its claims.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Summary of Fourth Quarter 2007 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q07	3Q07	QoQ	4Q06(3)	YoY
Revenue	395,254	391,398	1.0%	383,813	3.0%
Cost of sales	360,207	349,148	3.2%	364,339	-1.1%
Gross profit	35,047	42,250	-17.0%	19,474	80.0%
Operating expenses	57,389	62,435	-8.1%	5,762	896.0%
(Loss) income from operations	(22,342)	(20,185)	10.7%	13,712	—
Other income (expenses), net	(1,655)	(4,342)	-61.9%	(16,468)	-90.0%
Income tax (expenses) credit	2,557	(966)	—	3,002	—
Net (loss) income after
income taxes	(21,440)	(25,493)	-15.9%	246
Minority interest	1,157	859	34.7%	941	23.0%
Share of loss of affiliate company	(881)	(919)	-4.1%	(1,044)	-15.6%
(Loss) income attributable to holders of ordinary shares	(21,164)	(25,553)	-17.2%	143	—
Gross margin	8.9%	10.8%		5.1%
Operating margin	-5.7%	-5.2%		3.6%
Net (loss) income per ordinary share — basic(1)	(0.0011)	(0.0014)		0.0000
Net (loss) income per ADS – basic	(0.0570)	(0.0690)		0.0000
Net (loss) income per ordinary share – diluted(1)	(0.0011)	(0.0014)		0.0000
Net (loss) income per ADS – diluted	(0.0570)	(0.0690)		0.0000
Wafers shipped (in 8” wafers)(2)	497,454	458,466	8.5%	424,395	17.2%
Capacity utilization	94.4%	94.1%	—	86.6%	—

Note:

(1)	Based on weighted average ordinary shares of 18,550 million (basic) and 18,550 million (diluted) in 4Q07, 18,523 million (basic) and 18,523 million (diluted) in 3Q07 and 18,398 million (basic) and 18,609 million (diluted) in 4Q06

(2)	Including copper interconnects

(3)	As restated

•	Revenue increased to $395.3 million in 4Q07, up 1.0% QoQ from $391.4 million in 3Q07 and up 3.0% YoY from $383.8 million in 4Q06.

•	Cost of sales increased to $360.2 million in 4Q07, up 3.2% QoQ from $349.1 million in 3Q07, primarily due to an increase in wafer shipments.

•	Gross profit decreased to $35.0 million in 4Q07, down 17.0% QoQ from $42.3 million in 3Q07 and up 80.0% YoY from $19.5 million in 4Q06.

•	Gross margins decreased to 8.9% in 4Q07 from 10.8% in 3Q07 primarily due to lower ASP resulting from DRAM price decline.

•	Total operating expenses decreased to $57.4 million in 4Q07 from $62.4 million, a decrease of 8.1% QoQ, primarily due to a decrease in G&A expenses.

•	R&D expenses increased to $26.2 million in 4Q07, up 1.1% from $25.9 million.

•	G&A expenses decreased to $18.8 million in 4Q07 from $23.8 million in 3Q07 primarily due to a decrease in foreign exchange loss and a decrease in legal fees. The foreign exchange loss from operating activities in 4Q07 was $0.9 million compared to a loss of $5.7 million in 3Q07. Combined with the foreign exchange gain from non-operating activities, which was recorded in other income, a total gain of $3.6 million was recorded in 4Q07 compared to a gain of $2.0 million in 3Q07.

•	Selling & marketing expenses increased to $5.7 million in 4Q07, up 16.1% QoQ from $4.9 million in 3Q07 primarily due to an increase in engineering material expenses associated with selling activities.

Analysis of Revenues

Sales Analysis
By Application	4Q07	3Q07	4Q06
Computer	22.9%	22.7%	36.3%
Communications	47.4%	50.0%	40.1%
Consumer	22.7%	18.3%	19.3%
Others	7.0%	9.0%	4.3%
By Service Type	4Q07	3Q07	4Q06

Logic(3)	67.4%	66.8%	57.4%
DRAM	23.6%	23.6%	38.6%
Management Services	1.5%	3.1%	0.5%
Mask Making, testing, others	7.5%	6.5%	3.5%

By Customer Type	4Q07	3Q07	4Q06

Fabless semiconductor companies	49.3%	45.5%	36.1%
Integrated device manufacturers (IDM)	38.5%	40.0%	55.8%
System companies and others	12.2%	14.5%	8.1%
By Geography	4Q07	3Q07	4Q06

North America	44.6%	44.7%	36.3%
Asia Pacific (ex. Japan)	26.4%	26.4%	20.0%
Japan	10.4%	10.1%	11.3%
Europe	18.6%	18.8%	32.4%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	4Q07	3Q07	4Q06
0.09mm	25.3%	26.7%	14.4%
0.13mm	24.4%	28.6%	43.0%
0.15mm	5.5%	2.0%	2.4%
0.18mm	28.3%	28.8%	33.3%
0.25mm	0.5%	1.0%	1.6%
0.35mm	16.0%	12.9%	5.3%
By Technology (Logic Only)(1)	4Q07	3Q07	4Q06

0.09mm	7.7%	13.7%	14.7%
0.13mm(2)	21.0%	22.7%	14.0%
0.15mm	7.7%	2.7%	4.2%
0.18mm	40.3%	41.0%	54.8%
0.25mm	0.6%	1.4%	2.8%
0.35mm	22.7%	18.5%	9.5%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	4Q07	3Q07
Shanghai Mega Fab (8”)(1)	98,000	98,000
Beijing Mega Fab (12”)(2)	65,250	61,200
Tianjin Fab (8”)	22,000	21,000
Total monthly wafer fabrication capacity	185,250	180,200

Note:

* Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	Total capacity increased to 185,250 8-inch wafer equivalent per month at the end of 4Q07.

Shipment and Utilization

8” equivalent wafers	4Q07	3Q07	4Q06
Wafer shipments including copper interconnects	497,454	458,466	424,395
Utilization rate(1)	94.4%	94.1%	86.6%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 8.5% QoQ to 497,454 units of 8-inch equivalent wafers in 4Q07 from 458,466 units of 8-inch equivalent wafers in 3Q07, and up 17.2% YoY from 424,395 8-inch equivalent wafers in 4Q06.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q07	3Q07	QoQ	4Q06	YoY
Cost of sales	360,207	349,148	3.2%	364,339	-1.1%
Depreciation	161,232	151,720	6.3%	210,045	-23.2%
Other manufacturing costs	190,671	189,069	0.8%	145,673	30.9%
Deferred cost amortization	5,886	5,886	—	5,886	—
Share-based compensation	2,418	2,473	-2.2%	2,735	-11.6%
Gross Profit	35,047	42,250	-17.0%	19,474	80.0%
Gross Margin	8.9%	10.8%	—	5.1%	—

•	Cost of sales increased to $360.2 million in 4Q07, up 3.2% QoQ from $349.1 million in 3Q07, primarily due to an increase in wafer shipments.

•	Gross profit decreased to $35.0 million in 4Q07, down 17.0% QoQ from $42.3 million in 3Q07 and up 80.0% YoY from $19.5 million in 4Q06.

•	Gross margins decreased to 8.9% in 4Q07 from 10.8% in 3Q07 primarily due to lower ASP resulting from DRAM price decline.

Operating Expense Analysis

Amounts in US$ thousands	4Q07	3Q07	QoQ	4Q06	YoY
Total operating expenses	57,389	62,435	-8.1%	5,762	896.0%
Research and development	26,201	25,906	1.1%	21,913	19.6%
General and administrative	18,820	23,836	-21.0%	14,563	29.2%
Selling and marketing	5,688	4,901	16.1%	4,729	20.3%
Amortization of intangible assets	6,878	7,751	-11.3%	6,291	9.3%
Loss (Income) from disposal of properties	(198)	41	—	(41,734)	-99.5%

•	Total operating expenses decreased to $57.4 million in 4Q07 from $62.4 million, a decrease of 8.1% QoQ, primarily due to a decrease in G&A expenses.

•	R&D expenses increased to $26.2 million in 4Q07, up 1.1% from $25.9 million.

•	G&A expenses decreased to $18.8 million in 4Q07 from $23.8 million in 3Q07 primarily due to a decrease in foreign exchange loss and a decrease in legal fees. The foreign exchange loss from operating activities in 4Q07 was $0.9 million compared to a loss of $5.7 million in 3Q07. Combined with the foreign exchange gain from non-operating activities, which was recorded in other income, a total gain of $3.6 million was recorded in 4Q07 compared to a gain of $2.0 million in 3Q07.

•	Selling & marketing expenses increased to $5.7 million in 4Q07, up 16.1% QoQ from $4.9 million in 3Q07 primarily due to an increase in engineering material expenses associated with selling activities.

•

Other Income (Expenses)

Amounts in US$ thousands	4Q07	3Q07	QoQ	4Q06	YoY
Other income (expenses)	(1,655)	(4,342)	-61.9%	(16,468)	-90.0%
Interest income	3,971	2,819	40.9%	3,311	19.9%
Interest expense	(11,485)	(14,791)	-22.4%	(14,263)	-19.5%
Other, net	5,859	7,629	-23.2%	(5,516)	—

•	Other non-operating loss of $1.7 million in 4Q07 as compared to a loss of $4.3 million in 3Q07, primarily due to government interest subsidies received in conjunction with the ramp-up of the 12-inch fabs.

•	The decrease in Other, net is due to a foreign exchange gain of $4.6 million from non-operating acitvities recorded in 4Q07 as compared to a gain of $7.7 million recorded in 3Q07. Combined with the foreign exchange loss from operating activities, total foreign exchange gain was $3.6 million in 4Q07 compared to a total gain of $2.0 million in 3Q07.

Liquidity

Amounts in US$ thousands	4Q07	3Q07
Cash and cash equivalents	469,284	438,262
Short term investments	7,638	14,672
Accounts receivable	298,388	308,020
Inventory	248,310	254,875
Others	51,682	80,614
Total current assets	1,075,302	1,096,443
Accounts payable	301,993	387,356
Short-term borrowings	107,000	70,000
Current portion of long-term debt	340,693	290,744
Others	179,355	144,326
Total current liabilities	929,040	892,426
Cash Ratio	0.5x	0.5x
Quick Ratio	0.8x	0.9x
Current Ratio	1.2x	1.2x

Capital Structure

Amounts in US$ thousands	4Q07	3Q07
Cash and cash equivalents	469,284	438,262
Short-term investment	7,638	14,672
Current portion of promissory note	29,242	29,493
Promissory note	51,057	64,996
Short-term borrowings	107,000	70,000
Current portion of long-term debt	340,693	290,744
Long-term debt	616,295	587,091
Total debt	1,063,988	947,835
Shareholders’ equity	2,991,976	3,007,379
Total debt to equity ratio	35.6%	31.5%

Cash Flow

Amounts in US$ thousands	4Q07	3Q07
Net cash from operating activities	195,872	142,910
Net cash from investing activities	(266,780)	(109,353)
Net cash from financing activities	101,946	(24,571)
Net change in cash	31,022	8,936

Capex Summary

•	Capital expenditures for 4Q07 were $260 million.

•	Total planned capital expenditures for 2008 will be approximately $700 million and will be adjusted based on market conditions.

First Quarter 2008 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to remain flat to a slight decline from 4Q07.

•	Operating expense as a percentage of sales expected to be in the high-teens.

•	Capital expenditure expected to be approximately $200 million to $230 million.

•	Depreciation and amortization expected to be approximately $190 million to $210 million.

Recent Highlights and Announcements

•	SMIC and IBM Sign Licensing Agreement [2007-12-26]

•	SMIC Shanghai’s 300-millimeter Wafer Manufacturing Line Successfully Commences Production [2007-12-10]

•	SMIC Reports 2007 Third Quarter Results [2007-10-30]

•	Spansion Signs Foundry Agreement with SMIC To Produce 300mm, 65nm MirrorBit Products [2007-10-24]

•	SMIC Offers CPF-Based Cadence Low-Power Digital Reference Flow [2007-10-24]

•	SMIC and Magma Announce Availability of Enhanced Reference Flow for SMIC’s 90-Nanometer Low-Power Process [2007-10-18]

•	SMIC Holds 2007 Technology Symposium in Beijing [2007-10-17]

•	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2007 [2007-9-20]

•	U.S. Court Denies Preliminary Injunction Sought By TSMC Against SMIC [2007-9-9]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
BALANCE SHEET
(In US dollars)

	As of
	December 31, 2007	September 30, 2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
	$	$
Cash and cash equivalents	469,284,013	438,262,051
Short term investments	7,637,870	14,672,297
Accounts receivable, net of allowances of $4,492,090, $ 4,496,016, respectively	298,387,652	308,020,158
Inventories	248,309,765	254,874,702
Prepaid expense and other current assets	31,237,755	27,310,047
Receivable for sale of plant and equipment and other fixed assets	17,321,000	50,180,365
Assets held for sale	3,123,567	3,123,567
Total current assets	1,075,301,622	1,096,443,187

Land use rights, net	57,551,991	47,133,249
Plant and equipment, net	3,202,957,665	3,275,509,427
Acquired intangible assets, net	232,195,132	72,925,914
Deferred cost	70,637,275	76,523,714
Equity investment	9,896,398	10,782,486
Other long-term prepayments	2,988,404	3,179,173
Deferred tax assets	36,179,563	34,582,059
TOTAL ASSETS	$4,687,708,050	$4,617,079,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	301,992,739	387,356,058
Accrued expenses and other current liabilities	150,109,963	114,781,960
Short-term borrowings	107,000,000	70,000,000
Current portion of promissory note	29,242,000	29,492,873
Current portion of long-term debt	340,692,788	290,744,282
Income tax payable	2,647	51,233
Total current liabilities	929,040,137	892,426,406

Long-term liabilities:
Promissory note	51,057,163	64,995,655
Long-term debt	616,294,743	587,090,705
Long-term payables relating to license agreements	62,833,433	26,453,014
Deferred tax liabilities	1,561,860	2,633,174
Total long-term liabilities	731,747,199	681,172,548

Total liabilities	$1,660,787,336	$1,573,598,954

Minority interest	34,944,408	36,101,510
Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
18,558,919,712 and 18,536,981,058, respectively	7,423,568	7,414,793
Warrants	32,387	32,387
Additional paid-in capital	3,313,343,585	3,307,574,393
Accumulated other comprehensive income (loss)	(1,881)	14,195
Accumulated deficit	(328,821,353)	(307,657,023)
Total stockholders’ equity	2,991,976,306	3,007,378,745

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,687,708,050	$4,617,079,209

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	December 31, 2007	September 30, 2007
	(unaudited)	(unaudited)
Sales	395,253,703	391,397,891
Cost of sales	360,206,661	349,147,976
Gross profit	35,047,042	42,249,915

Operating expenses:
Research and development	26,201,351	25,906,095
General and administrative	18,820,136	23,835,922
Selling and marketing	5,687,731	4,900,813
Amortization of acquired intangible assets	6,877,899	7,750,931
Loss (income) from sale of plant and equipment and other fixed assets	(198,339)	41,576
Total operating expenses	57,388,778	62,435,337

Loss from operations	(22,341,736)	(20,185,422)
Other income (expenses):
Interest income	3,970,875	2,819,431
Interest expense	(11,485,321)	(14,790,753)
Foreign currency exchange gain (loss)	4,613,449	7,722,330
Other income, net	1,245,530	(93,208)
Total other income (expenses), net	(1,655,467)	(4,342,200)

Net loss before income tax, minority interest and loss from equity investment	(23,997,203)	(24,527,622)
Income tax benefit (expense)	2,557,289	(965,676)
Minority interest	1,157,102	859,147
Loss from equity investment	(881,518)	(918,560)
Net loss	$(21,164,330)	$(25,552,711)

Net loss per share, basic	(0.0011)	(0.0014)
Net loss per ADS, basic	(0.0570)	(0.0690)
Net loss per share, diluted	(0.0011)	(0.0014)
Net loss per ADS, diluted	(0.0570)	(0.0690)
Ordinary shares used in calculating basic loss per ordinary share	18,550,143,535	18,523,392,676

Ordinary shares used in calculating diluted loss per ordinary share	18,550,143,535	18,523,392,676

*Share-based compensation related to each account balance as follows:
Cost of sales	2,417,679	2,472,711
Research and development	975,621	875,343
General and administrative	1,158,530	880,402
Selling and marketing	432,672	427,639

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	December 31, 2007	September 30, 2007
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(21,164,330)	(25,552,711)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Minority interest	(1,157,102)	(859,147)
(Gain) Loss on disposal of plant and equipment	(198,339)	41,576
Depreciation and amortization	180,926,964	176,792,146
Amortization of acquired intangible assets	6,877,899	7,750,931
Share-based compensation	4,984,502	4,656,095
Non cash interest expense on promissory notes	1,308,496	1,051,275
Loss from equity investment	881,518	918,560
Changes in operating assets and liabilities:
Accounts receivable, net	9,632,506	(7,640,924)
Inventories	6,564,937	(16,908,684)
Prepaid expense and other current assets	(9,940,469)	(7,675,557)
Accounts payable	37,912,146	(7,269,481)
Accrued expenses and other current liabilities	(18,039,712)	16,811,333
Income tax payable	(48,587)	(108,188)
Deferred tax assets	(1,597,504)	(1,545,585)
Deferred tax liabilities	(1,071,315)	2,448,807
Net cash provided by operating activities	195,871,610	142,910,446

Investing activities:
Purchase of plant and equipment	(238,379,890)	(161,067,992)
Proceeds from disposal of plant and equipment	35,195,311	53,182,673
Proceeds received from sale of assets held for sale	9,075,076	935,393
Purchases of acquired intangible assets	(79,704,504)	(3,933,399)
Purchase of short-term investments	(42,590,425)	(28,807,101)
Sale of short-term investments	49,624,851	30,337,271
Net cash used in investing activities	(266,779,581)	(109,353,155)

Financing activities:
Proceeds from short-term borrowing	77,658,000	17,000,000
Proceeds from long-term debt	249,509,832	12,737,840
Repayment of promissory notes	(15,000,000)	—
Repayment of long-term debt	(170,357,288)	—
Repayment of short-term debt	(40,658,000)	(55,000,000)
Proceeds from exercise of employee stock options	814,965	691,393
Repurchase of restricted ordinary shares	(21,500)	—
Net cash provided by (used in) financing activities	101,946,009	(24,570,767)

Effect of exchange rate changes	(16,076)	(50,679)

NET INCREASE IN CASH AND CASH EQUIVALENTS	31,021,962	8,935,845
CASH AND CASH EQUIVALENTS, beginning of period	438,262,051	429,326,206
CASH AND CASH EQUIVALENTS, end of period	469,284,013	438,262,051

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
January 29, 2008

• For identification only